Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FirstAtlantic Financial Holdings, Inc.

Registration Statement Number: 333-220855

The following communications were mailed by FirstAtlantic Financial Holdings, Inc. to holders of its restricted stock and warrants on or about November 28, 2017.

November 28, 2017

Dear Restricted Stock Holder,

FirstAtlantic Financial Holdings, Inc. (“FirstAtlantic”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with National Commerce Corporation (“NCC”) whereby FirstAtlantic will be merged with and into NCC (the “Merger”). The parties anticipate that, subject to the satisfaction of the conditions contained in the Merger Agreement, the Merger will become effective as of January 1, 2018.

Upon consummation of the Merger, each share of FirstAtlantic common stock that is outstanding will automatically be converted into the right to elect to receive (a) $17.25 in cash, without interest, or (b) 0.44 (the “Exchange Ratio”) shares of NCC common stock ((a) and (b) together, the “Merger Consideration”) at the election of the shareholder. Also, cash will be received in lieu of any fractional share of common stock to which a shareholder is entitled pursuant to the Merger.

If you own shares of restricted stock issued by FirstAtlantic, then all of your restricted shares will automatically vest at the effective time of the Merger, and you are entitled to make an election now with respect to each share of restricted stock to the same extent as if such shares were currently unrestricted shares of FirstAtlantic common stock. An election form has been mailed to your attention.

If you do not submit a properly completed and signed election form by 5:00 p.m. Eastern Time on Wednesday, December 13, 2017 (the “Election Deadline”), you will generally be deemed to have made an election to receive shares of NCC common stock in the Merger. However, shares of FirstAtlantic common stock for which no election has been made may instead be converted into a right to receive cash if the aggregate number of shares of FirstAtlantic common stock for which an election has been made to receive shares of NCC common stock exceeds the maximum number of shares issuable in accordance with the allocation of consideration contemplated by the Merger Agreement.

Completing and returning the election form does not have the effect of casting a vote with respect to the approval of the Merger Agreement and the related transactions at the special meeting of FirstAtlantic shareholders, nor does it satisfy any of the requirements for the assertion of dissenters’ rights, as described in the proxy statement-prospectus.

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the Merger. As a result of the proration procedures and other limitations summarized above and outlined in further detail in the proxy statement-prospectus and the Merger Agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

The tax consequences to a holder of FirstAtlantic common stock as a result of receiving cash in the Merger are different from the tax consequences of receiving common stock. For more information, see “Material United States Federal Income Tax Consequences of the Merger” in the proxy statement-prospectus. Holders of FirstAtlantic common stock should consult their own tax advisors to determine the tax consequences of the Merger to such holders, including tax reporting requirements and tax consequences under state, local and foreign law.

If you have any questions please do not hesitate to contact Mitchell W. Hunt, Jr. or Timothy S. Ayers at (904) 348-3100. Otherwise, please sign the acknowledgment below and (i) return the executed document in the prepaid envelope or (ii) send to a scanned .pdf to Timothy S. Ayers at tayers@firstatlantic.bank.

FirstAtlantic Financial Holdings, Inc.

/s/ Mitchell W. Hunt, Jr.

Mitchell W. Hunt, Jr.

President and Chief Executive Officer

By signing this form, you acknowledge receipt of the Notice to Restricted Stock Holders from FirstAtlantic Financial Holdings, Inc. The Notice provides important information regarding the Merger and the effects of the Merger on your restricted stock. We encourage you to review it carefully.

I acknowledge receipt of the Notice to Restricted Stock Holders from FirstAtlantic Financial Holdings, Inc.

Date:                    , 2017

Sign:

Name:

Address:

November 28, 2017

Dear Warrant Holder,

FirstAtlantic Financial Holdings, Inc. (“FirstAtlantic”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with National Commerce Corporation (“NCC”) whereby FirstAtlantic will be merged with and into NCC (the “Merger”). The parties anticipate that, subject to the satisfaction of the conditions contained in the Merger Agreement, the Merger will become effective as of January 1, 2018.

Upon consummation of the Merger, each share of FirstAtlantic common stock that is outstanding will automatically be converted into the right to elect to receive (a) $17.25 in cash, without interest, or (b) 0.44 (the “Exchange Ratio”) shares of NCC common stock ((a) and (b) together, the “Merger Consideration”) at the election of the shareholder. Also, cash will be received in lieu of any fractional share of common stock to which a shareholder is entitled pursuant to the Merger.

If you hold warrants issued by FirstAtlantic, then all of your warrants outstanding as of the closing date of the Merger will automatically convert into warrants to purchase common stock of NCC; however, the exercise price and number of shares issuable upon exercise of the warrants will be adjusted according to the Exchange Ratio. Following the Merger, (i) the number of shares of NCC common stock purchasable upon exercise of such warrant will equal the product of (A) the number of shares of FirstAtlantic common stock that were purchasable under the warrant immediately before the effective time of the Merger and (B) the Exchange Ratio, rounded to the nearest whole share; and (ii) the per-share exercise price for each warrant will equal the quotient obtained by dividing (A) the per-share exercise price of the warrant in effect immediately before the effective time of the Merger by (B) the Exchange Ratio, rounded to the nearest cent.

For example, if prior to the Merger your warrants represented the right to purchase 1,000 shares of FirstAtlantic common stock with a per-share exercise of $10.00, following the Merger you will have the right to purchase 440 shares of NCC (1,000 x 0.44) at a per-share exercise price of $22.73 ($10.00 ÷ 0.44). If you choose to exercise your warrants to purchase shares of common stock of FirstAtlantic prior to the Election Deadline (as defined below), you will be entitled to make an election with respect to each share of FirstAtlantic common stock issued to you upon exercise.

In the event that you choose to exercise your warrants prior to the Election Deadline, we have included an election form with this Notice for your convenience. Following exercise, please follow the instructions contained within and submit by the Election Deadline.

If you do not exercise your warrants by the Election Deadline, you will not be permitted to make an election of Merger Consideration. FirstAtlantic strongly encourages you to exercise your warrants by Friday, December 1, 2017 if you intend to do so.

If you do not submit a properly completed and signed election form by 5:00 p.m. Eastern Time on Wednesday, December 13, 2017 (the “Election Deadline”), you will generally be deemed to have made an election to receive shares of NCC common stock in the Merger. However, shares of FirstAtlantic common stock for which no election has been made may instead be converted into a right to receive cash if the aggregate number of shares of FirstAtlantic common stock for which an election has been made to receive shares of NCC common stock exceeds the maximum number of shares issuable in accordance with the allocation of consideration contemplated by the Merger Agreement.

Completing and returning the election form does not have the effect of casting a vote with respect to the approval of the Merger Agreement and the related transactions at the special meeting of FirstAtlantic shareholders, nor does it satisfy any of the requirements for the assertion of dissenters’ rights, as described in the proxy statement-prospectus.

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the Merger. As a result of the proration procedures and other limitations summarized above and outlined in further detail in the proxy statement-prospectus and the Merger Agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

The tax consequences to a holder of FirstAtlantic common stock as a result of receiving cash in the Merger are different from the tax consequences of receiving common stock. For more information, see “Material United States Federal Income Tax Consequences of the Merger” in the proxy statement-prospectus. Holders of FirstAtlantic common stock should consult their own tax advisors to determine the tax consequences of the Merger to such holders, including tax reporting requirements and tax consequences under state, local and foreign law.

If you have any questions please do not hesitate to contact Mitchell W. Hunt, Jr. or Timothy S. Ayers at (904) 348-3100. Otherwise, please sign the acknowledgment below and (i) return the executed document in the prepaid envelope or (ii) send to a scanned .pdf to Timothy S. Ayers at tayers@firstatlantic.bank.

FirstAtlantic Financial Holdings, Inc.

/s/ Mitchell W. Hunt, Jr.

Mitchell W. Hunt, Jr.

President and Chief Executive Officer

By signing this form, you acknowledge receipt of the Notice to Warrant Holders from FirstAtlantic Financial Holdings, Inc. The Notice provides important information regarding the Merger and the effects of the Merger on your warrants. We encourage you to review it carefully.

I acknowledge receipt of the Notice to Warrant Holders from FirstAtlantic Financial Holdings, Inc.

Date:                    , 2017

Sign:

Name:

Warrant Name:

Address: